

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 13, 2010

Donald Barney
Chief Financial Officer
First Real Estate Investment Trust of New Jersey
505 Main Street
Hackensack, New Jersey 07601

> **Re: First Real Estate Investment Trust of New Jersey**
> **Form 10-K for the Fiscal Year Ended October 31, 2009**
> **Filed January 14, 2010**
> **File No. 000-25043**

Dear Mr. Barney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2009

Signatures, page 38

1. Please revise future filings to include all signatures on the signature page. Refer to General Instruction D to Form 10-K.

Exhibit Index, page 59

2. Refer to the Line of Credit Note with Provident Bank, which is included as Exhibit 10.6 to the Form 10-K. We note that the agreement, as filed, appears to omit schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires

you to file all material contracts in their entirety. Please file the complete agreement with your next quarterly report or tell us why you believe this agreement is no longer material to investors. Furthermore, with respect to the Agency Agreement filed as Exhibit 10.5, please tell us if you have incorporated this agreement from another filing and indicate where it can be located as it does not appear to have been filed with your Form 10-K.

DEFINITIVE PROXY STATEMENT

Executive Compensation, page 14

Fiscal 2009 Compensation, page 15

3. Please revise your disclosure regarding your compensation paid to your executive officers to provide a more detailed analysis of the compensation paid to individual officers and clarify what you mean by "fees." For example, you state that the board takes into account fees paid by other REITs and the value of the services provided by the executive officers. Please explain how those factors led the board to determine not to increase or decrease compensation. Refer to Item 402(b) of Regulation S-K. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Fiscal 2009 Nonqualified Deferred Compensation, page 20

4. Please include a narrative description of the material factors necessary to an understanding of the deferred fee plan. In particular, please discuss whether there are any limits on the amount of compensation that can be deferred and describe the measures for calculating interest, including whether such measures are selected by the executive or the registrant and the frequency and manner in which selections may be changed. Refer to Item 402(i)(3) of Regulation S-K. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel